Exhibit 99.2

January 18, 2023

Mr. Allan Dennison
Chairman of the Board
AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Via email

Allan,

Yesterday, Driver Opportunity Partners I LP (together with Driver Management Company LLC, “Driver”) nominated three highly qualified candidates for election to the board of directors (the “Board”) of AmeriServ Financial, Inc. (“ASRV”) at ASRV’s 2023 annual meeting of shareholders. By letter dated November 22, 2022 to Jeffery Stopko, Driver requested a list of ASRV’s shareholders and related information. By letter dated November 30, 2022, Stacey Scrivani, counsel to ASRV asserted that request was not in compliance with Pennsylvania law, an assertion that I believe is entirely incorrect.

Based on my experience with Republic First Bancorp, Inc., Ms. Scrivani has a fundamentally flawed understanding of the rights of shareholders in a Pennsylvania corporation and, in particular, their right to information about other shareholders in the context of a contested election for directors. We are more than happy to enforce our rights in court, but, now that such a contested election is at hand, ask whether the Board will make the shareholder list and other related information requested available or will, instead, continue to seek to impede Driver’s fundamental rights as an ASRV shareholder, while wasting shareholders’ money on meritless litigation.

Your prompt reply is appreciated.

Very truly yours,

/s/ J. Abbott R. Cooper